Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Triton International Limited 2016 Equity Incentive Plan of our reports dated February 29, 2016, with respect to the consolidated financial statements and schedule of TAL International Group, Inc. as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the effectiveness of internal control over financial reporting of TAL International Group, Inc. as of December 31, 2015 included in TAL International Group, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut
August 9, 2016